Exhibit 3.19

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

MOMENTIVE INTERNATIONAL INC.

Momentive International Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the Corporation is Momentive International Inc.

2. Effective January 15, 2015, the name of the Corporation is hereby amended to be Hexion International Inc.

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed on this 9th day of January, 2015.

/s/ Ellen German Berndt
Ellen German Berndt
Vice President & Secretary